Filed by TALX Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 000-21465

The following was sent to all TALX employees after 5:30 p.m. Eastern time on February 14, 2007.

Just a few minutes ago, TALX issued a press release with some very important news. Today, TALX and Equifax entered an agreement for TALX to merge with Equifax.

I understand that this news is of great importance to all TALX employees. Be assured a tremendous amount of thought and effort has gone into this decision and I feel strongly that TALX employees, clients, and shareholders will benefit.

Please join me for a conference call I will host for all TALX employees where I will be joined by Rick Smith, CEO of Equifax: Thursday at 9:30am CT. Plan on the call lasting approximately one hour. Dial 800 288-8968 (ask for TALX Corporation conference Call). The slides will be available at 9:30 on TALXnet under the Equifax News tab. Consider gathering in groups in conference rooms as your facilities permit. In the meantime, be sure you take a few minutes to let those important to you in your personal lives know this information.

TALX directors are meeting this afternoon at 4:30pm CT and will be reaching out to their respective teams to communicate afterwards when possible. There will also be an investor conference call at 7:00am CT on Thursday which you can join or replay later if you like.

It is important to note that the actual closing of this transaction is targeted for this summer following approval by TALX shareholders and regulatory agencies. There is nothing you need to do differently today than you did yesterday. TALX will be conducting business as usual during this intervening period.

Thanks and speak with you soon,

Bill Canfield

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax SEC filings are also available on the Equifax website (www.equifax.com) and free copies of TALX SEC filings are also available on the TALX website (www.talx.com).  Free copies of Equifax filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for the TALX 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.